Filed By Energy Transfer Corp LP

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Williams Companies, Inc.

Commission File No.: 001-04174

Date: December 7, 2015

ENERGY TRANSFER

Wells Fargo Meetings

December 7-8th, 2015

LEGAL DISCLAIMER

This presentation relates to meetings among members of management of Energy Transfer Partners, L.P. (ETP), Sunoco Logistics Partners L.P. (SXL), Sunoco LP (SUN), and Energy Transfer Equity, L.P. (ETE), (collectively, the Partnerships) and research analysts to be held in Boston, MA and New York, NY on December 7 and 8, 2015, respectively. At these meetings, members of the Partnerships’ management may make statements about future events, outlook and expectations related to ETP, SXL, SUN, ETE, and Panhandle Eastern Pipe Line Company (collectively, the Companies) and their subsidiaries and this presentation may contain statements about future events, outlook and expectations related to the Companies and their subsidiaries, all of which statements are forward-looking statements. Any statement made by a member of management of the Partnerships at this meeting and any statement in this presentation that is not a historical fact will be deemed to be a forward-looking statement. These forward-looking statements rely on a number of assumptions concerning future events that members of management of the Partnerships believe to be reasonable, but these statements are subject to a number of risks, uncertainties and other factors, many of which are outside the control of the Companies. While the Companies believe that the assumptions concerning these future events are reasonable, we caution that there are inherent risks and uncertainties in predicting these future events that could cause the actual results, performance or achievements of the Companies and their subsidiaries to be materially different. These risks and uncertainties are discussed in more detail in the filings made by the Companies with the Securities and Exchange Commission, copies of which are available to the public. The Companies expressly disclaim any intention or obligation to revise or publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.

All references in this presentation to capacity of a pipeline, processing plant or storage facility relate to maximum capacity under normal operating conditions and with respect to pipeline transportation capacity, are subject to multiple factors (including natural gas injections and withdrawals at various delivery points along the pipeline and the utilization of compression) which may reduce the throughput capacity from specified capacity levels.

Additional Information and Where to Find It

SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION (THE “TRANSACTION”)

INVOLVING THE BUSINESS COMBINATION OF ENERGY TRANSFER EQUITY, L.P. (“ETE”) AND THE WILLIAMS COMPANIES, INC. (“WMB” AND/OR “WILLIAMS”) CAREFULLY WHEN THEY BECOME AVAILABLE. These documents (when they become available), and any other documents filed by ETE, Energy Transfer Corp LP (“ETC”) or Williams with the U.S. Securities and Exchange Commission (“SEC”), may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETE or Williams at the following:

Energy Transfer Equity, L.P. The Williams Companies, Inc.

8111 Westchester Dr, Ste. 600 One Williams Center Dallas, TX 75225 Tulsa, OK 74172

Attention: Investor Relations Attention: Investor Relations

Phone: 214-981-0700 Phone: 800-600-3782

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the merger of ETE and Williams, the expected future performance of the combined company (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q for each of ETE, ETP, SXL, SUN, WMB and Williams Partners L.P. (WPZ) filed with the U.S. Securities and Exchange Commission (the “SEC”) and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in ETE’s, ETP’s, SXL’s, SUN’s, WMB’s and WPZ’s filings with the SEC, which factors are incorporated herein by reference.

Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that ETE, ETP, SXL, SUN, WMB and WPZ file from time to time with the SEC include, but are not limited to: (1) the ultimate outcome of any business combination transaction between ETE and ETC and Williams; (2) the ultimate outcome and results of integrating the operations of ETE and Williams, the ultimate outcome of ETE’s operating strategy applied to Williams and the ultimate ability to realize cost savings and synergies; (3) the effects of the business combination transaction of ETE, ETC and Williams, including the combined company’s future financial condition, operating results, strategy and plans; (4) the ability to obtain required regulatory approvals and meet other closing conditions to the transaction, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and

Williams stockholder approval, on a timely basis or at all; (5) the reaction of the companies’ stockholders, customers, employees and counterparties to the proposed transaction; (6) diversion of management time on transaction-related issues; (7) unpredictable economic conditions in the United States and other markets, including fluctuations in the market price of ETE common units and ETC common shares; (8) the ability to obtain the intended tax treatment in connection with the issuance of ETC common shares to Williams stockholders; and (9) the ability to maintain Williams’, WPZ’s, ETP’s, SXL’s and SUN’s current credit ratings. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Neither ETE nor WMB undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

PRO FORMA ENERGY TRANSFER ORGANIZATIONAL STRUCTURE

ENERGY TRANSFER EQUITY L.P. ENERGY TRANSFER CORP (NYSE: ETE) (NYSE: ETC) Positive / Positive / Positive Ba2 / BB / BB

~2% LP interest*

58.8% LP Interest 100% ~1% LP Interest 90% GP / IDRs (1) 100% GP / IDRs 100% GP / IDRs Interest 100% GP / IDRs (Class H Units)

~46% LP ENERGY TRANSFER 27% LP SUNOCO LOGISTICS WILLIAMS PARTNERS, L.P. SUNOCO LP

Interest* PARTNERS, L.P. Interest PARTNERS L.P. (NYSE: WPZ) (NYSE: SUN) (NYSE: ETP) (NYSE: SXL) Negative / Stable / Negative Stable / Negative / Stable Stable / Stable / Stable Stable / Stable / Stable Baa2 / BBB / BBB Ba2 / BB / BB 10% GP

Baa3 / BBB- / BBB- Baa3 / BBB / BBB

/ IDRs

ENERGY TRANSFER LNG

Legend:

40% publicly

Pro Forma

60% Interest raded Interest

Operating business

Lake Charles Lake Charles LNG LNG (Regas) Export Co

(1)	Owner and operator of LNG facility in Lake Charles, LA and expected nucleus of another MLP
*	Pro Forma for ETP / SUN dropdown announcement on November 16, 2015 3

ENERGY TRANSFER FAMILY EVOLUTION OVER TIME

ETE has announced or executed on nearly $128 billion of midstream opportunities since 2004 2004 – 2011 2012 – 2013 2014 2015

Beyond

Build Simplify Continue growth

•

Build an initial platform of Key acquisitions to gain Simplify corporate structure and Current Market midstream assets in key basins scale and geographic streamline non-core assets Unlock value via to allow for future expansion into diversity, creating a Diversify business mix through transformation other geographies and business market leader in the strategic expansion into pure $30,000 -play GP lines midstream space and complementary parts of midstream

•	Create a major building the back-bone value chain, such as retail, logistics midstream sector and one of what is Energy and LNG the largest energy

Transformational Transfer today in the world Objectives • Simplify retail business

Current Yield: 5.6% structure

•	Increase investor capital markets the formation of acquiring WMB

Jun-08 Jun-09 Jun-10 Jun-11 Jun-12 Jun-13 Jun-14 Jun-15

Shading represents ETE market cap of $6bn in 2008 to $19bn today Distribution Yield Next stage of

•	ETP reverse merger with Heritage ETE acquisition of ETP acquisition of ETE’s interest in ETP Exchange of 30.8m simplification

Propane Southern Union (SUG) Holdco ($3.8bn) interest in Bakken

•	ETP acquisition of TUFCO ($0.5bn) ($7.9bn) Contribution of SUGS to Regency of SXL GP/IDRs between
•	ETP acquisition of Citrus ($1.5bn) ETE ($3.7bn)
•	ETP acquisition of Houston Pipeline ($1.9bn) Exchange of 50.16mm ETP units for 50% ETP acquisition of

($0.8bn) of SXL GP/IDRs between ETP and ETE assets from Exxon

•	ETP acquisition of Transwestern ETP acquisition of Sunoco

Pipeline ($1.5bn) ($5.3bn) • Monetization of APU units by ETP • Dropdown of retail Key • ETP and ETE formation of • ETP acquisition of Susser Holdings and segment to SUN ($

•	ETE acquisition of GP interest in

ETP Holdco 50% LP interest in Susser Petroleum • ETP acquisition of Accomplishments Regency from General Electric Partners ($1.8bn) Partners ($18.0bn) Financial ($0.3bn) • Contribution of Heritage Propane/Titan Energy • ETP dropdown of Mid-Atlantic • ETP dropdown of

•	ETP (70%) and Regency (30%)

Partners to AmeriGas Convenience Stores to SUN ($0.8bn) to SUN ($1.9bn) acquisition of Louis Dreyfus High-

($2.9bn) • Exchange of Lake Charles LNG (regas) bridge Energy ($2.0bn) • Exchange of 21mm for 18.71mm ETP units ($1.0bn)

•	Sale of LDC assets to SUN GP/IDRs ($1. Laclede ($1.0bn) ETP and ETE
•	ETE acquisition (1) of

($65.8bn)

•	ETP dropdown of Total assets to SUN ($2.2bn)

~$5bn ~$20bn ~$9bn ~$94bn

4

(1) Includes the value of the 40% of WPZ not owned by WMB. Calculated by adding market value of equity + debt + non controlling interest; subject to close of ETE acquisition of WMB

MERGER ENHANCES ENERGY TRANSFER’S STRENGTHS

WPZ is a major complement to Energy Transfer’s existing business and will benefit from its integrated business model

Franchise Strengths Opportunities

Interstate Natural Access to multiple shale plays, storage facilities and markets Marcellus natural gas takeaway to the Midwest, Gulf Coast, and Canada

Backhaul to LNG exports and new petrochemical demand on Gulf Coast

Approximately 90% of revenue from reservation fee contracts Expansions of Transco into NY, PA, NJ, and VA through Constitution, Gas T&S Well-positioned to capitalize on changing market dynamics Atlantic Sunrise, Appalachian Connector, and other projects

Well-positioned to capture additional revenues from anticipated changes in Development of the emerging Waha Hub Intrastate Natural natural gas supply and demand in next 5 years

Natural gas exports to Mexico

Gas T&S Largest intrastate natural gas pipeline and storage system on the Gulf Additional LNG and petrochemical development demand on Gulf Coast Coast WPZ Fastest growing midstream franchise in the Eagle Ford over the last four Gathering and processing build out in Texas and Marcellus / Utica

/ Midstream years Synergies with ETP downstream assets (NGLs)

Best in class asset base in Marcellus / Utica basins

SXL Integration of Williams Northeast midstream assets into ETE family

/ A world-class integrated platform processing, transporting, fractionating,

Increased volumes from transporting and fractionating Midcontinent storing and exporting NGLs

Lone Star NGL volumes

ETP Fastest growing NGLs business in Mont Belvieu Increased fractionation volumes as NGL fractionation agreements expire

Integrated with Energy Transfer’s midstream business Full value chain ownership allows for ethane recovery at current prices

World class Petchem franchise in Gulf Coast and Canada

Petchem Geismar expansion, Alberta PDH and Syncrude Offgas projects

Key assets: Geismar olefins facility, Canadian olefins

Bakken Crude Oil pipeline supported by long-term fee-based contracts;

Bakken and Bayou Bridge crude takeaway to Gulf Coast refineries Liquids expandable to 570,000 bpd

Permian crude, condensate and NGL takeaway

Mariner East provides significant Appalachian liquids takeaway capacity

Transportation & Ethane and Propane exports out of Marcus Hook connecting NGL volumes to export opportunities at Marcus Hook

Services NE Transportation of incremental liquids volumes from legacy Williams

Overland Pass, Texas Belle, Promesa and Bayou NGL Pipelines add footprint further franchise strength Wholesale and Retail Diversified sales channels, long-term fee-based contracts and significant

Wholesale fuel distribution / retail consolidation real estate holdings represent wide revenue mix

Fuel Distribution and Entry of Sunoco brand into Texas and neighboring states

SUN Vast drop down inventory expected to significantly expand SUN’s scale

Marketing and provide further geographic diversity

Liquefaction transforms Lake Charles LNG into bi-directional facility

LNG Export facility nearing construction phase LNG Regas and capable of exporting and importing LNG

LNG Export Finalized terms with BG on a minimum 25-year tolling contract ETP pipelines are the only means to deliver gas to Lake Charles LNG

MERGER CREATES ONE OF THE LARGEST ENERGY FRANCHISES IN THE U.S.

Natural NGLs Crude Gas Oil

3rd largest MLP Leading Largest G&P MLP Largest transporter 3rd largest NGL 2nd largest planned transporter of non-refining and NGL Producer of natural gas in business LNG Export crude oil gasoline distributor in the U.S. the U.S. in the U.S. facility in the U.S. in the U.S. in the U.S.

Transport volumes Fractionating 12%

Over 11 Bcfd Transport more representing of NGL volumes in Represents 15% of Supply ~5% of processed and 498 than 15% approximately 35% Mont Belvieu with current approved U.S. retail gasoline Mbpd of NGL of crude oil in of U.S. natural gas plans to more than U.S. LNG exports sales produced the U.S. production double capacity

6

UNIQUE GEOGRAPHIC FOOTPRINT TO HELP DRIVE

INCREASED ENERGY PRODUCTION…

ETP Assets SXL Assets WPZ Pipelines Crude Production (Mbpd)

WPZ Gas Processing Plants WPZ LPG Fractionators Natural Gas Production (MMcf/d) Alberta SXL Terminals ETP Gas Processing Plants

1,110 1,568

9 9

‘03 ‘15 ‘03 ‘15

Bakken

4,181

2,571

15,664

356 Development

114

Projects

6,853 ‘03 ‘15 ‘03 ‘15

6,361

5,279 Niobrara

Marcus Hook

Eagle Point

2,021 0 51 1

Nederland

897 ‘03Marcellus ‘15 ‘03 ‘15

Lake Charles LNG

‘03 Permian ‘15 ‘03 ‘15 1 53 84

‘03 ‘15 ‘03 ‘15 Dakota Access

6,529 Haynesville

Crude Conversion

Comanche Trail

Trans-Pecos

Combined Sunoco Retail Platform

1,278

Lone Star Express

Company Operated 0 0 Eagle Ford

Dealer / Distributor ‘03 ‘15 ‘03 ‘15 Rover

Operated Revolution System

Asset Summary ETE Williams Pro Forma

Pipeline (miles) 71,000 33,000 104,000 Mariner East Phase 2 Midstream Throughput (MMBtu/d) 10,400,000 ~10,000,000 ~20,400,000 Ohio River System NGL Production (Mbpd) 443 128 571

Bayou Bridge 7

Source: Company disclosures, DI Desktop and EIA Drilling Productivity Report; November 2015 Natural Gas Transported (MMBtu/d) 20,405,000(1) 11,348,000 31,753,000 (1) Includes unconsolidated affiliates volumes Williams (WMB/WPZ) assets shown subject to close of ETE acquisition of WMB

EXCEPTIONALLY WELL-POSITIONED TO CAPITALIZE ON U.S. ENERGY EXPORTS

Alberta Asset base well-positioned to capture the changing supply and demand dynamics for condensates, natural gas, NGLs and LNG

Energy

Transfer Assets

Canada ETP Assets SXL Assets WPZ Assets

Europe

Energy Transfer Projects

Marcus Hook

Eagle Point Nederland

Lake Charles LNG

Dakota Access

Asia

South America Crude Conversion Comanche Trail

NGLs

Trans-Pecos

LNG

Europe Lone Star Express

India Natural Gas

Mexico Rover

Asia Europe Revolution System Mariner East Phase 2

Asia South America Bayou Bridge 8 South America Caribbean

Williams (WMB/WPZ) assets shown subject to close of ETE acquisition of WMB

…AND A FULLY INTEGRATED MIDSTREAM / LIQUIDS

PLATFORM ACROSS NORTH AMERICA

The ability to provide an end-to-end solution for producer liquids will better serve customers and alleviate bottlenecks currently faced by producers

Marcus Hook: The future Mont Belvieu of the North

800 acre site: inbound and outbound pipeline with infrastructure connectivity

Logistically and financially advantaged for exports being 1,500 miles closer to Europe, significantly reducing shipping cost

Advantaged to local and regional markets

No ship channel restriction, compared to the Houston ship channel

4 seaborne export docks can accommodate VLGC sized vessels

Energy Transfer

NGL Pipelines Crude Projects NGL Projects LNG Facilities Fractionator

Sunoco Logistics

Refined Products

Crude Products Lone Star is the fastest growing NGLs business in Mont Belvieu

Growth Projects • Fracs I and II in operation, Frac III expected in operation next Facility month. Frac IV in operation in 4Q 2016

Plot plan in place for an additional 3 Fracs on existing Williams footprint (7 fractionators in total)

Total Frac capacity potentially 800,000/Bpd

LPG Pipelines

2,000 miles of NGL pipelines with fully expanded capacity of

Crude Products 935,000 Bbls/d

Chemical Plant • Storage capacity of 53mm Bbls LPG Fractionator • 210,000 bpd LPG export terminal

80,000 of diluent export capacity

Hutchison Rail Terminal

Williams (WMB/WPZ) assets shown subject to close of ETE acquisition of WMB

ORGANIC GROWTH CONTRIBUTES TO ENERGY TRANSFER’S

STRONG FOOTHOLD IN THE MOST PROLIFIC PRODUCING BASINS

ETP Projects SXL Projects

2016 Bakken Crude Pipeline (1)* 2013 Mariner West

2014 Mariner East 1—Propane

Active in 9 of the top 10 basins by 2015 Allegheny Access active rig count with a rapidly Mariner East 1 – Ethane and Propane*

Ohio River System Project*

increasing footprint in the most 2016 Mariner East 2* prolific US onshore plays NE PA Expansion Projects

2017 Rover Pipeline (includes making PEPL/TGC bidirectional)* Revolution Pipeline*

2010 Fayetteville Express Pipeline –185 mile 2009 Midcontinent Express 42” gas pipeline JV – 500 mile gas pipeline for Woodford and Barnett 2014 Granite Wash 2009 Phoenix Lateral added to Transwestern Extension pipeline – 260-mile, 36” and 42” gas pipeline

2007 Expanded Godley Plant to 400 MMcf/d 2008 Expanded Godley Plant to 600 MMcf/d

Eight 36” & 42” gas pipelines totaling 419 miles

2013 Permian Express 1 Texas Independence Pipeline – 148 mile 42” gas pipeline 2014 Rebel Plant 2013 Godley Plant – expanded to 700 MMcf/d Permian Express 1 expansion 2015 Permian Express 2 Mi Vida Plant 2007 First 42” gas pipeline in Texas

2016 Permian Longview & Louisiana Extension* 2010 Tiger Pipeline – 175 mile 42” gas pipeline Delaware Basin Extension* 2015 Alamo Plant* Orla Plants*

2014 Eaglebine Express

Lone Star Express*

2017 Trans-Pecos / Comanche Trail*

2011 Freedom (43 miles) and Liberty NGL Pipelines (93 miles) 2012 ETP Justice Pipeline

2010 Dos Hermanas Pipeline – 50 mile, 24” gas pipeline Lone Star Fractionator I 2011 Chisholm Pipeline – 83 miles 2013 Lone Star Fractionator II

Rich Eagle Ford Mainline (“REM”) Phase I – 160 miles Jackson Plant 2012 Chisholm Plant, Kenedy Plant, and REM Phase II 2014 Nueces Crossover Lone Star West Texas Gateway 2015 Mariner South

2014 REM expanded to exceed 1 Bcf/d Lone Star Fractionator III* Rio Bravo Crude Conversion 2016 Bayou Bridge (1)* Eagle Ford Expansion Project Lone Star Fractionator IV*

2015 Kenedy II Plant (REM II) 2020+ Lake Charles LNG Facility (60% ETE/40% ETP)*

*	Growth project under development 10
(1)	ETP / SXL joint venture

ENERGY TRANSFER PARTNERS OVERVIEW

Marketing & Financial Statistics 2016 Net Funding Overview (2)

Other Non- ($ in millions) $1,000 $4,950

($mm, unless specified)

Fee Margin

Trading Metrics Direct $425 DRIP

5%

Commodity $1,750

Unit Price (12/4/2015) $33.79 5% $575 Equity Units Outstanding 501.9 Current Annualized Distribution $4.22 Implied Yield 12.5% $2,200

Market Capitalization $16,961

Fee 90%

Enterprise Value $38,571

F Based Business Mix

SUN Dropdown Debt Financing Equity/Non-Core Asset Total Growth Capital Sales

Historical EBITDA & DPU Rating Agency Views

Distribution per Unit Historical EBITDA ($mm)

Notwithstanding its relatively balanced approach to issuing debt and equity

$4.10 to finance its growth, ETP is leveraged at approximately 4.75x debt/EBITDA

$3.61 $3.86

$3.58 $5,882 (including Moody’s standard adjustments) at September 30 on a $5,710 proportionately consolidated, run rate basis pro forma for the Regency $4,404 acquisition. We expect leverage to remain relatively unchanged through $3,139 2016 as ETP continues to pursue an aggressive growth program

ETP’s stable outlook reflects the large scale and diversity of its midstream asset base, the stability and consistency in its largely fee-based EBITDA stream and its record of equity issuance to supplement debt incurred to fund growth projects and acquisitions.

2012 2013 2014 LTM 9/30/15

-Moody’s; November 30, 2015

Source: Company filings. Market data as of 12/4/2015 Distribution is LTM 9/30/15

Note: Enterprise Value calculated as Market Value of Equity + Long Term Debt—Cash. Excludes GP Value

(1) For valuation metrics, ETP debt and firm value exclude debt at SUN and SXL 11 (2) Excludes $1bn that ETP expects to fund at project level

SUNOCO LOGISTICS PARTNERS OVERVIEW

Marketing & Financial Statistics Map of Operations / SXL Growth Projects

($mm, unless specified) Market

Related

Trading Metrics 10%

Unit Price (12/4/2015) $25.78 Units Outstanding 269.9

Current Annualized Distribution $1.83 Sunoco Logistics

Terminal

Implied Yield 7.1% Marcus Hook Terminal Nederland Terminal Eagle Point Terminal

Market Capitalization $6,957 SXL – Crude

SXL – Refined Product

Enterprise Value $11,856 SXL – NGL

Ratable Joint Ventures

90% MVPL WTG

9/30/15 LTM EBITDA: Explorer

West Shore $1,073mm Wolverine Yellowstone Inland

Historical EBITDA & DPU Rating Agency Views

Distribution per Unit

Historical EBITDA ($mm) $1.72 We expect SXL’s financial leverage to increase to 4.5x to 5.0x in

$1.50 2015, driven by debt associated with its large capital spending

$1.23 program.

$0.98 $1,073 Over the long term, we expect SXL to maintain debt to EBITDA of

$971

$871 about 4x…The stable outlook reflects our expectation that the

$810

partnership will maintain financial leverage below 4.5x in 2016 and successfully execute its outsized organic capital spending program.

-Standard & Poor’s; September 9,2015

2012 2013 2014 LTM 9/30/15

Source: Company filings. Market data as of 12/4/15. Distribution is LTM 9/30/15

Note: Enterprise Value calculated as Market Value of Equity + Long Term Debt—Cash. Excludes GP Value 12

SUNOCO LP OVERVIEW

Marketing & Financial Statistics Rating Agency Views

•

MLP focused on retail and wholesale marketing and distribution of motor The outlook revision reflects our view that the company’s enhanced size and scale fuels throughout Texas, New Mexico, Oklahoma, and the eastern seaboard accomplished from the transaction only partially offsets our expectation for higher of the US near-term leverage in the range of 5x-5.5x in 2016…A key credit consideration, in

•	No additional equity needs for 2016 our view, is management’s ability to effectively manage the pro forma entity such that leverage falls below 5x by 2017.
•	One of the largest and most diversified fuel distribution and marketing

-Standard & Poor’s; November 16, 2015 platforms in the US, with 6,797 locations across 30 states

•

Leading brand portfolio includes: Sunoco, APlus, Laredo Taco Co, Stripes While leverage metrics spike in the short term, we believe that debt/EBITDA will and Aloha Island Mart return to its normalized 5-ish range over the next 12-24 months.

•	Relationships with Exxon, Citgo, Valero, and Chevron Moody’s; November 24, 2015
•

Overall business is benefitting from the combined benefit of low oil prices and a strengthening economy and consumer spending SUN’s ratings are reflective of its growing size and scale, as well as, its relationship with the Energy Transfer Equity, LP (ETE; ‘BB’/Rating Watch Positive)

•	Organic 2016 capital plan of $400-500mm family…Leverage will flex out in 2016 to between 5.0x to 5.5x pro forma for this announced acquisition but fall to 4.5x and below for 2017 and beyond.

-Fitch; November 16, 2015

Historical & Pro Forma(1) EBITDA & DPU Key Market & Financial Statistics

Distribution per Unit ($mm, unless specified) 5%

Historical EBITDA ($mm) $2.69 Trading Metrics

Unit Price (12/4/2015) $36.25 31%

$2.17

$1.84 Units Outstanding 87.4

$846 35%

$1.29 Current Annualized Distribution $2.98 Implied Yield 8.2%

Market Capitalization $3,167 Enterprise Value(2) $4,894

28% $122 Retail Fuel

$32 $52 Wholesale Fuel

Merch & Other C-Store 2012 2013 2014 Pro Forma FYE 2014 Rent w/ SHC, Sunoco LLC and Sunoco R&M

Source: Company filings. Market data as of 12/4/2015, SUN 2015 Distribution is LTM 9/30/15 LTM (9/30/15) Gross Profit: Note: Enterprise Value calculated as Market Value of Equity + Long Term Debt—Cash. Excludes GP Value & Class A units $2,140mm(1) (1)Pro Forma results for combined SUN which includes 100% of Sunoco, LLC and 100% of Sunoco R&M 13 (2) Includes units issued in PIPE that closed on 12/3/15 and subsequent debt pay down of ~$680mm

ETE’S PRO FORMA CASH FLOW COMPONENTS

WPZ SUN TLNG SXL ETP

$0.00

IDR Sub

ETP GP / IDR ETP LP ETP GP / IDR SXL Class H TLNG Distributions SUN LP (1) SUN GP / IDR WPZ LP WPZ GP / IDR Total ETE Cash Subsidies Distributions Distributions Distributions Distributions Distributions Distributions Distributions Flow

Note: This is for illustrative purposes and does not represent the actual amount of distributions received

(1)Pro forma for the SUN transaction on 11/16/2015 14

ETE WILL CONTINUE TO BENEFIT FROM SOLID UNDERLYING CASH FLOW GROWTH

Distributions Received From Underlying Operating Partnerships(1)

(2)

(2)

(1)

$21 $264 $105 $103 $36

$11 $13 $48

$7 $48 $14 $99 $1,297

$35 $48 $534 $574 $775 $316 $370 $396 $441 $196 $175 $222 $223 $191 $180 $180 $268 $119 $54

2007 2008 2009 2010 2011 2012 2013 2014 2015E 2015E Pro 2016E Pro Status Quo Forma Forma

Cash Flow Contribution to ETE

2015E Pro Forma 2016E Pro Forma 2015E Pro Forma 2016E Pro Forma

ETP AA-

SXL BBB 5% 5%

1% 2% SUN BBB-34% 32% 34% 32% 49% LC LNG 53% BB

12% 60% 61% WPZ

7% 1%

5% 2% 5%

Note: Assumes 100% cash election resulting in equity consideration equal to a 1.5849x exchange ratio for WMB transaction. Assumes effective WMB transaction close date of 1/1/2015 for illustrative purposes

(1)Figures exclude ETE SG&A. 2012 and 2013 ETP GP + IDRs include dividends from Holdco. Class H includes ~50% (~90% after SXL / Bakken transfer) of SXL GP and IDR cash flows, SUN GP + IDRs and pro forma SUN LP distributions from the 11/15 drop excluding the impact of IDR subsidies and subsidy offsets. Excludes WMB NGL / Petchem cash flow and impact of IDR subsidy to ETP

(2)WPZ projections are derived from Williams’ and Energy Transfer Management forecast.

(3)Assumes AA-rating for unencumbered LC LNG cash flows (current Shell rating)

SIGNIFICANT VALUE UPSIDE FOR ETE UNITHOLDERS

Illustrative Effective ETE Price Appreciation

OVER 100% POTENTIAL VALUE UPLIFT

~$40

~$8

~$17

$15.29

ETE Market Price Upside to Analyst Median Fully Realized Synergies Total Potential ETE Unit Value (12/4/2015) Price Target(1) (at current yield)(2)

Source: FactSet market data as of 12/4/2015

(1)	Median Wall Street research price target as of 12/4/2015. Reports date from 8/6/2015 to 11/6/2015

(2) Assumes realized synergies resulting in $1.24bn of incremental cash flow at ETE by 2020 capitalized at current yield of 7.5% as of 12/4/2015. Assumes pro forma unit count of 2,194.5mm units following the WMB acquisition

MERGER IMPROVES ETE’S CREDIT PROFILE

Pro Forma Capital Structure Pro Forma Interest Rate Exposure (3)

Actual Transaction Pro Forma Floating ($ in millions) 9/30/2015 Adjustments 9/30/2015 , 25%

ETE Senior Secured Revolving Credit Facility due Dec. 2018 $817(2) $1,093(3) $1,910 ETE Senior Secured Term Loan due Dec. 2019 2,190 0 2,190 ETE Senior Notes due Oct. 2020 1,187 0 1,187 ETE Senior Notes due Jan. 2024 1,150 0 1,150

Fixed,

ETE Senior Notes due June 2027 1,000 0 1,000

75%

Assumed WMB Senior Notes 0 4,193 4,193

(1)

New Transaction Debt 0 6,050 6,050

ETE Net Debt $6,344 $17,680

Net Debt = $17,680 million

Pro Forma Maturity Profile ($ millions)

Excludes new transaction debt

$2,688 $1,910 $2,400 $2,222

$32 $1,250 $1,688 $1,093 $1,206

$19 $850 $2,190 $371 $1,187 $1,150 $1,000 $817 $850

$0.3 $371

2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 - 2044

(2)

Existing ETE Revolver ETE Revolver Draw ETE Term Loan ETE Senior Notes Assumed WMB Debt

(1)	Shown at maximum cash election of $8.00 per WMB share (2) Revolver balance shown net of cash

(3) Assumes WMB revolver paydown and termination 17 (4) Term Loans subject to 75bps LIBOR floor. Transaction notes assumed to be fixed rate upon permanent financing

ETE RATING AGENCY VIEWS

ETE’s Ba2 Corporate Family Rating (CFR) recognizes the benefits of the massive size and scope of ETE’s midstream asset base…Notwithstanding the residual nature of this cash flow, these subsidiary cash flow streams tend to have a high degree of stability and durability, a function of the largely fee-based and often contract backed assets generating these cash flows. However, given our expectation of continuing high levels of capital spending at ETP, WPZ and SXL through 2016, we don’t foresee prospects for material debt reduction…ETE’s positive ratings outlook reflects the potential upside for EBITDA growth and a moderation in debt leverage as a consequence of the pending WMB merger, and further presumes ETE is successful in its execution of this very large business combination.

-Moody’s; November 24, 2015

We expect to raise ETE’s corporate credit rating to ‘BB+’…Our assessment of ETE’s cash flow diversity remains positive. In our view, the combination adds impressive scale and diversity to the Energy Transfer franchise…stand-alone debt leverage as “neutral” reflects our expectation that ETE’s stand-alone debt to EBITDA…will be around 3.4x in 2016

Our assessment of cash flow interruption risk as neutral reflects the relative stability of the underlying pro forma cash flows at WPZ (55% of estimated 2016 EBITDA), ETP (30%), Sunoco Logistics (8%), Sunoco L.P. (2%), and Lake Charles (5%), as well as our expectation that ETE will maintain distribution coverage at about 1x. Pro forma for the acquisition, we expect slightly higher consolidated cash flows to come from fee-based operations, around 85%, which will continue to provide good stability of upstream distributions to ETE.

-Standards & Poor’s; September 28, 2015

ETE is committed to maintaining and improving the overall credit profile of the Group

KEY TAKEAWAYS

ETE will derive its cash flow strength from:

– Three of the largest investment grade diversified MLPs (ETP, SXL and WPZ) as well as a fast growing retail fuel MLP (SUN)

– Increasing incentive distributions resulting from significant growth projects that have been announced by ETP, SXL and WPZ

– Direct participation in a highly certain LNG export opportunity with fixed fees for 25 years from high credit quality customer

Largest energy infrastructure grou in the world

The Williams merger creates numerous benefits:

– Enhances overall cash flow diversification by commodity exposure, geographic areas and customer base

– Increases long-term cash flow growth

– Improves pro forma credit profile

ETE will be stronger and better positioned with even greater strategic and financial optionality

WMB benefits from the size and strength of a broader, more diversified platform:

– Tax-deferred exchange using a C-Corp structure

– Attractive premium with significant upside through ownership of ETE Corp shares

– Higher dividends per share and dividend growth than WMB on a stand-alone basis

Consolidated group has better potential for growth in a volatile commodity price environment

ILLUSTRATIVE TRANSACTION TIMELINE

5 months expected timing from announcement to closing

8 – 12 weeks

Subject to SEC review & regulatory approval

September 2015 Filed proxy

Signed Merger Agreement WMB

statement / S-4

Announced transaction registration shareholder vote

Finalized proxy / registration statement statement

Merger

Began regulatory approval November 2015 process Close

FTC 2nd request limited to asset overlap in Gulf of Mexico and Florida

Integration plan will result in one functional organization at closing

APPENDIX

SUBSTANTIAL OPPORTUNITY TO REALIZE SHARED SERVICE COST SAVINGS

Value Creation

Low execution risk

At least $400 million annual cost synergies

Run-rate cost synergies achieved by 2017

HR Internal Audit SOX Tax Insurance Accounting Treasury Risk IT Corporate Compliance &

& Finance Management Services Governmental

& Real Estate Affairs

Shared Service Implementation Is Identical to Our Highly Successful Approach With Sunoco, Inc.

G&A COMPARISON AND SYNERGY TRACK RECORD

WMB / ETE G&A Historical Synergies Track Record

($ in millions) WMB ETE ($ in millions) $700 $250

$600

$200 $500

$150 $400

$300 $100

$200

$50

$100

–

Information Legal Human Insurance Finance & Other Ops Support – Southern Sunoco Susser PVR/EROC Regency Williams (Est) Technology Resources Accounting Corporate & Union Commercial

ENERGY TRANSFER PARTNERS, L.P. NON-GAAP RECONCILIATIONS

2015 2014 Full Year

Q1 Q2 Q3 9/30 YTD Q1 Q2 Q3 9/30 YTD 2014 2013 2012 $ in millions

Net income $ 268 $ 839 $ 393 $ 1,500 $ 483 $ 547 $ 514 $ 1,544 $ 1,299 $ 746 $ 1,645 Interest expense, net of interest capitalized 310 336 333 979 274 295 299 868 1,165 1,013 788 Gain on sale of AmeriGas common units — — — — (70) (93) (14) (177) (177) (87) -Income tax expense (benefit) from continuing operations 17 (59) 22 (20) 145 71 55 271 358 97 63 Depreciation, depletion and amortization 479 501 471 1,451 360 436 410 1,206 1,669 1,296 858 Non-cash compensation expense 20 23 16 59 17 15 18 50 68 54 47 Impairment loss — — — — — — — — 370 689 132 Gain on deconsolidation of Propane Business — — — — — — — — — — (1,057) (Gains) losses on interest rate derivatives 77 (127) 64 14 2 46 25 73 157 (44) 4 Unrealized (gains) losses on commodity risk management activities 77 42 (47) 72 32 1 (32) 1 (112) (42) (2) Inventory valuation adjustments 34 (184) 134 (16) (14) (20) 51 17 473 (3) 75 Losses on extinguishments of debt — 33 10 43 — — — — 25 7 124 Non-operating environmental remediation — — — — — — — — — 168 -Equity in earnings of unconsolidated affiliates (57) (117) (214) (388) (104) (77) (84) (265) (332) (236) (212) Adjusted EBITDA related to unconsolidated affiliates 146 215 350 711 210 190 184 584 748 722 646 Other, net (5) (14) (32) (51) 3 (18) 25 10 (1) 24 28 Adjusted EBITDA (consolidated) 1,366 1,488 1,500 4,354 1,338 1,393 1,451 4,182 5,710 4,404 3,139 Adjusted EBITDA related to unconsolidated affiliates (146) (215) (350) (711) (210) (190) (184) (584) (748) (722) (646) Distributable cash flow from unconsolidated affiliates 111 125 232 468 109 123 131 363 422 732 398 Interest expense, net of interest capitalized (310) (336) (333) (979) (274) (295) (299) (868) (1,165) (1,013) (788) Amortization included in interest expense (13) (8) (9) (30) (14) (19) (15) (48) (60) (72) (28) Current income tax (expense) benefit from continuing operations 9 112 (79) 42 (253) (74) (10) (337) (406) (50) (2) Transaction-related income taxes — — — — 306 41 34 381 396 — -Maintenance capital expenditures (84) (100) (124) (308) (64) (74) (122) (260) (444) (391) (347) Other, net 4 3 4 11 1 (1) 5 5 5 12 22 Distributable Cash Flow (consolidated) 937 1,069 841 2,847 939 904 991 2,834 3,710 2,900 1,748 Distributable Cash Flow attributable to SXL (100%) (160) (264) (210) (634) (157) (222) (194) (573) (750) (660) (163) Distributions from SXL to ETP 90 98 107 295 62 68 74 204 285 204 41 Distributable Cash Flow attributable to Sunoco LP (100%) (33) (35) — (68) — — (4) (4) (56) — -Distributions from Sunoco LP to ETP 12 12 — 24 — — 8 8 18 — -Distributions to ETE in respect of ETP Holdco — — — — — — — — — (50) (75) Distributable cash flow attributable to noncontrolling interest in Edwards Lime Gathering LLC (5) (5) (5) (15) (4) (5) (5) (14) (19) (9) (3) Distributable Cash Flow attributable to the partners of ETP $ 841 $ 875 $ 733 $ 2,449 $ 840 $ 745 $ 870 $ 2,455 $ 3,188 $ 2,385 $ 1,548

SXL NON-GAAP FINANCIAL MEASURES

SUN RECONCILIATION OF ADJUSTED EBITDA TO NET INCOME

($ in Thousands) Predecessor Successor Pro Forma Pro Forma Combined Actual Combined Fiscal Year Fiscal Year Fiscal Year Results for the Results for the Ended Ended Ended Twelve Months Twelve Months Fiscal Year December 31, December 31, December 31, Ended December Ended December Ended December 2011 2012 2013 31, 2014 31, 2014(1) 31, 2014(2)

Net income (loss) $10,598 $17,570 $37,027 $57,786 $90,767 $123,215

Depreciation, amortization and accretion 6,090 7,031 8,687 26,955 57,467 108,014

Interest expense, net 324 809 3,471 14,329 28,306 77,452

Income tax expense 6,039 5,033 440 2,352 12,158 12,158

EBITDA 23,051 30,443 49,625 101,422 188,698 320,839

Non-cash unit based compensation 707 911 1,936 6,080 6,080 7,128

Unrealized gains on commodity derivatives — — — (1,433) (1,433) (932)

Inventory fair value adjustments — — — 13,613 13,613 189,818 Loss (gain) on disposal of assets and impairment charge 221 341 324 2,631 3,167 717

Adjusted EBITDA $23,979 $31,695 $51,885 $122,313 $210,125 $517,570

EBITDA attributable to non-controlling interest — — — — — (210,352)

Adjusted EBITDA attributable to Sunoco LP $23,979 $31,695 $51,885 $122,313 $210,125 $307,218

(1) Reflects Pro Forma results including full year of operations of MACS and Aloha Petroleum as reflected in SUN’s Current Report on Form 8-K filed March 2, 2015. (2) Reflects Pro Forma results including full year of operations of MACS, Aloha Petroleum and Sunoco, LLC.

SUNOCO, LLC RECONCILIATION OF ADJUSTED EBITDA TO NET INCOME

($ in Thousands)

Fiscal Year Ended December 31,

2013 2014

Net income (loss) $134,413 $36,732 Depreciation, amortization and accretion 48,091 50,547 Income tax expense 65,774 44,862

EBITDA 248,278 132,141

Non-cash unit based compensation 777 1,048 Unrealized gains on commodity derivatives (740) 501 Inventory fair value adjustments (3,298) 176,205 Loss (gain) on disposal of assets and impairment charge 1,189 (2,450)

Adjusted EBITDA $246,206 $307,445 Adjusted EBITDA — 68.42% interest 168,454 210,354 Adjusted EBITDA — 31.58% interest $77,752 $97,091

SUNOCO R&M RECONCILIATION OF ADJUSTED EBITDA TO NET INCOME

($ in Thousands)

Fiscal Year Ended December 31,

2014

Net income (loss) $82,196 Depreciation, amortization and accretion 73,706 Income tax expense 2

EBITDA 155,902

Non-cash unit based compensation 2,422 Unrealized gains on commodity derivatives (155) Inventory fair value adjustments 9,562

Adjusted EBITDA $167,732

SUSSER RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA

($ in Thousands)

Historical (1) Pro Forma Adjustments Pro Forma

Memo—EBITDA and DCF reconciliation Susser SUN (2) Adjustments (3) Susser Fiscal Year Ended Fiscal Year Ended Fiscal Year Ended December 31, December 31, December 31, 2014 2014 2014

Net income 129,200 (22,510) (148,204) (41,514) Depreciation, amortization and accretion 79,996 (10,457) (4,438) 65,101 Interest expense, net 15,194 (4,767) 32,629 43,056 Income tax expense 76,442 (218) (11,502) 64,722

EBITDA 300,832 (37,952) (131,515) 131,365 Unit compensation 20,218 — 20,218 Loss (gain) on disposal of assets and impairment charge 1,614 39—1,653

Equity investee gain (129,092)—129,092 -Unrealized gains on commodity derivatives (8,294) — (8,294) Inventory fair value adjustments 15,859 — 15,859

Adjusted EBITDA (consolidated) 201,137 (37,913) (2,423) 160,801

Adj EBITDA attributable to NCI — —

Adj EBITDA attributable to Sunoco LP 201,137 (37,913) (2,423) 160,801

(1)	Reflects combined results of the Predecessor and Successor period of Susser.

(2) To eliminate the eight months of SUN activity reflected in Susser’s historical financial statements prior to September 1, 2014.

(3) To eliminate the intercompany transactions between SUN and Susser during the last four months of 2014 after the ETP Merger.